NEWS RELEASE March 2, 2009 Symbol: Canada TSX.V – TVC Frankfurt – TGP

TOURNIGAN COMPLETES SALE OF U. S. Uranium Properties

Vancouver, February 27, 2009 – Tournigan Energy Ltd. (TVC: TSX-V; TGP: Frankfurt) has closed the transaction announced on October 2, 2008 with Fischer-Watt Gold Company, Inc. ("Fischer-Watt") whereby Fischer-Watt acquired Tournigan USA Inc. ("TUSA") for certain deferred cash payments.

"The sale of TUSA was a key step in renewing Tournigan’s focus on our European properties," said Dorian L. (Dusty) Nicol, Tournigan’s president and CEO. "This transaction allows us to dedicate our resources to advancing the Kuriskova uranium deposit and our other Slovakia properties but still preserves upside in the U.S. uranium properties for Tournigan shareholders."

Under the terms of the agreement, Tournigan will keep a 30% carried interest in each TUSA property up to the completion of a feasibility study for any project encompassing any such property (a "Project"). Upon completion of a feasibility study, the Company’s carried interest in respect of such property will convert into a 30% working interest in the Project or the Company will have the option to dilute down to a 5% net profits interest. Fischer-Watt delivered to the Company a promissory note in the amount of US$325,327, including the closing date working capital adjustment (the "Promissory Note"). Fischer-Watt will secure the release of TUSA’s reclamation bonds and reimburse the Company the amount of US$930,000 less any applicable reclamation costs (the "Reclamation Receivable"). The Reclamation Receivable is expected to be in the amount of approximately US$875,000. Both the Promissory Note and the Reclamation Receivable are unsecured, non-interest-bearing and due August 31, 2009. Fischer-Watt is a Nevada-incorporated mineral exploration and development company with an existing gold property in Arizona. The Chairman, President and CEO of Fischer-Watt is Mr. Peter Bojtos, who is a director of the Company. The TSX-V has approved this related party transaction.

About Tournigan Energy Ltd.

Tournigan Energy is a uranium and gold exploration and development company that has built a portfolio of highly prospective assets in Europe. The company has focused its development and obtained licences in Slovakia, a member of the European Union since 2004. Slovakia is economically and politically stable, has excellent infrastructure, an educated population and, as of January 1, 2009, has adopted the Euro currency. Tournigan Energy is committed to safe and sustainable exploration and mine development in Slovakia and its other operational jurisdictions.

TOURNIGAN ENERGY LTD.

"Dusty Nicol"
Dorian L. (Dusty) Nicol,
President and CEO

Forward-looking statements: Certain of the statements made herein, including any information as to the Company’s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation’s ability to control or predict. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information please contact: Knox Henderson, Tournigan Energy Investor Relations, at (604) 683-8320 or visit www.tournigan.com.

Unit 1 - 15782 Marine Drive, White Rock, BC Canada V4B 1E6
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com